02012130

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 5XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

EXHIBIT INDEX

Exhibit 1

View Announcement

status list ⊙

Announcement Details

Company	Headline	Embargo	Last Upda
Abbey National PLC	Holding(s) in Company		15:37 6 Mar'0

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company
Abbey National plc

2)   Name of shareholder having a major interest
Legal & General Investment Management Limited

3)   Please state whether notification indicates that it is in respect of
      holding of the shareholder named in 2 above or in respect of a
      non-beneficial interest or in the case of an individual holder if it is a
      holding of that person's spouse or children under the age of 18
As per 2 above

4)   Name of the registered holder(s) and, if more than one holder, the
      number of shares held by each of them
HSBC Global Custody Nominee (UK) Limited - various

5)   Number of shares/amount of stock acquired
Nil

6)   Percentage of issued class

7)   Number of shares/amount of stock disposed
320,000 shares

8)   Percentage of issued class
Nominal

9)   Class of security
Ordinary Shares of 10 each

10)   Date of transaction
21st February 2002

https://www.contributor-input.com/submits/ViewTextServlet?ann_id=445172   06/03/2002

11) Date company informed
1st March 2002

12) Total holding following this notification
43,206,598

13) Total percentage holding of issued class following this notification
2.99

14) Any additional information
Nil

15) Name of contact and telephone number for queries
Peter Lott - Group Secretariat - 0207 612 4695

16) Name and signature of authorised company official responsible for
     making this notification
I R Christie, Assistant Group Secretary
     Date of notification .6th March 2002

END

status list

Exhibit 2

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Abbey National plc

2) Name of director

Vittorio Radice

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Vittorio Radice

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7) Number of shares/amount of stock acquired

2000

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 10 pence each

12) Price per share

994p

13) Date of transaction

6 March, 2002

14) Date company informed

6 March, 2002

15) Total holding following this notification

2000

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Ian Christie, 0207 612 4205

25) Name and signature of authorised company official responsible for making this notification

Ian Christie, Assistant Group Secretary

Date of Notification...6 March, 2002...............................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 6 March, 2001

By _____
Ian Christie, Assistant Group Secretary